AT&T Corp.
                Computation of Ratio of Earnings to Fixed Charges

                              (Dollars in Millions)
                                   (Unaudited)



                                         For the Year Ended December 31,

                                   1997     1996     1995     1994     1993
                                   ----     ----     ----     ----     ----

Earnings Before Income Taxes     $7,193   $8,810   $4,978   $7,020   $6,210

Less Interest Capitalized
  during the Period                 254      193      107       39       61

Add Equity Investment Losses,
Net of Distributions of Less
than 50% Owned Affiliates           144      155      205       91       59

Add Fixed Charges                   720      775      699      764    1,008

Total Earnings                   $7,803   $9,547   $5,775   $7,836   $7,216


Fixed Charges

Total Interest Expense
  Including Capitalized
  Interest                       $  446   $  536   $  481   $  531   $  761

Interest Portion of
  Rental Expense                    274      239      218      233      247

    Total Fixed Charges          $  720   $  775   $  699   $  764   $1,008

Ratio of Earnings to
  Fixed Charges                    10.8     12.3      8.3     10.3      7.2